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STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44222

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Belle Haven Investments, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Westchester Avenue, Suite N-607
(No. and Street)

Rye Brook	NY	10573
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Schum (914) 816-4621
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen Schum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Belle Haven Investments, L.P., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELISSA MOHN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MO6373155
Qualified In New York County
My Commission Expires 04-02-2022

3/3/2021
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Belle Haven Investments, L.P.
Statement of Financial Condition
December 31, 2020

Assets	
Cash and cash equivalents	$ 9,455,121
Receivable from clearing broker, net	5,914,807
Management fees receivable	5,875,310
Securities owned, at fair value	281,452
Securities not readily marketable, at fair value	444,822
Right of use asset	352,879
Furniture, equipment and leasehold improvements, net	371,859
Prepaid expenses	1,038,919
Other assets	1,053,200
Total assets	$ 24,788,369
Liabilities and Partners' Capital	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 25,210
Accrued expenses and other liabilities	10,631,326
Lease liability	374,704
Total liabilities	11,031,240
Partners' capital	13,757,129
Total liabilities and partners' capital	$ 24,788,369

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Belle Haven Investments, L.P. (the "Company") is a registered investment advisor under the Investment Advisers Act of 1940 (the "Act") and is exempt from Rule 204-2(b) under the Act in that it does not have custody or possession of funds or securities of customers. The Company is also a full service broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority("FINRA"), specializing primarily in U.S. government, municipal, debt, and equity securities.

The Company operates under a clearance agreement with another broker whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits), as defined in the clearance agreement.

2. Summary of Significant Accounting Policies

Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade date as if they had settled. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Securities are carried at fair value.

Revenue Recognition

The Company adopted Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606) ("ASU 2014-09") effective January 1, 2018 using the full retrospective approach. All revenue is presented subsequent to adoption of Topic 606.

Investment Management Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. Management fees receivable are periodically evaluated for collectibility on past credit histories with customers. At December 31, 2020, there is no allowance for doubtful accounts. At December 31, 2020, management fees receivable was $5,875,310. Management fees receivable at January 1, 2020 was $5,139,559.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements.

Income Taxes

As a partnership, the Company is not liable for federal or state income taxes. Each partner is responsible to report separately his or her distributive share of partnership income or loss to tax authorities. It is currently

anticipated that amounts to be withdrawn by the partners to meet their income tax liabilities will not significantly affect the financial condition of the Company.

Accounting standards related to accounting for uncertainty in income taxes apply to all entities, including pass through entities such as the Company. These standards provide guidance for how certain tax positions should be recognized, measured, presented, and disclosed in the financial statement. Management has concluded that there is no impact on the Company's financial statement as a result of these standards. The tax years that remain subject to examination by taxing authorities are 2017, 2018, and 2019.

Accrued Expenses and Other Liabilities
Bonus accruals are combined with other accrued expenses and other liabilities. Also, see note 12.

Guaranteed Payments to Partners
Guaranteed payments to partners that are intended as compensation for services rendered are accounted for as expenses of the Company rather than as distributions of partnership net income. Guaranteed payments that are intended as payments of interest on capital accounts are not accounted for as expenses of the partnership, but rather as part of the distribution of net income.

Cash Equivalents
The Company has defined cash equivalents as highly liquid investments purchased, with original maturities of ninety days or less.

Credit Losses
In August 2014, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses, (Topic326): Measurement of Credit Losses on Financial Instruments, which updated the accounting standards related to accounting for credit losses on certain types of financial instruments, including loans and debt securities. For short-term account receivables, the new guidance requires a current expected credit loss (CECL) approach to determine the allowance for credit losses. CECL requires loss estimates for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts. This update requires an entity to estimate the credit losses expected over the life of the asset. The estimate of the expected credit losses and subsequent changes in the estimate is reported in current period earnings and recorded through an allowance for credit losses on the balance sheet. The guidance is effective for the Company on January 1, 2020 with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. The Company adopted the provisions of this guidance on January 1, 2020 and the adoption has no impact on its financial statement.

3. Securities

At December 31, 2020, securities at fair value consists of the following:

	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 32,656	$ (25,210)
Corporate debt	996	-
Stocks	247,800	-
	$ 281,452	$ (25,210)
Securities not readily marketable	$ 444,822	

4. Fair Value Measurement

Accounting standards define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by accounting standards, are used to measure fair value. The Company measures and reports securities owned and securities sold, not yet purchased, at fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 The inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at measurement date.

Level 2 The inputs are inputs other than quoted prices in active markets that are directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 The inputs are unobservable and mostly reflect the entity's own assumptions while utilizing the best information available and includes situations where there is little, if any, market activity for the investment.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2020.

Description	Total	Level 1	Level 2	Level 3
Securities owned:				
State and municipal obligations	$ 32,656	$ -	$ 32,656	$ -
Corporate debt	996	-	996	-
Stocks	247,800	247,800	-	-
Total	$ 281,452	$ 247,800	$ 33,652	$ -
Securities not readily marketable	$ 444,822	$ -	$ -	$ 444,822
Securities sold, not yet purchased:				
State and municipal obligations	$ (25,210)	$ -	$ (25,210)	$ -
Total	$ (25,210)	$ -	$ (25,210)	$ -

State and Municipal Obligations
The Company utilizes quoted market prices for its securities owned and securities sold, not yet purchased, when available. Instruments classified as Level 2 are valued using industry-standard models or other valuation methodologies calibrated to observable market inputs. These models consider various assumptions, such as the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, as well as other measurements.

Securities Not Readily Marketable
Due to inherent uncertainty in valuing the Company's securities that are not readily marketable, the values determined by management may differ significantly from the values that would have been used had a ready market for these assets existed. The valuation of a nonpublic investment requires significant judgement by management due to the absence of quoted market values, inherent lack of liquidity and the long-term nature of such assets. Valuations are reviewed periodically utilizing available market data and additional factors to determine if the carrying value of these investments should be adjusted.

The following table summarizes the quantitative inputs and assumptions used for items categorized in Level 3 of the fair value hierarchy as of December 31, 2020:

Financial Assets	Fair Value	Valuation Techniques	Unobservable Inputs	Ranges (Weighted Average)
LP Interest	$ 60,932	Investee book value & Equity pickup	N/A	N/A
Private Company's Preferred and Common Stock	$383,890	Recent financial round	N/A	N/A
Convertible Promissory Note-Private Company	$ 0	Liquidation approach	N/A	N/A

The following table discloses a reconciliation of investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2020:

	Securities Not Readily Marketable
Beginning balance, January 1, 2020	$ 703,834
Purchases	-
Unrealized gain (loss)	(259,012)
Ending balance, December 31, 2020	$ 444,822

It is the policy of the Company to recognize transfers between levels at year end. There were no transfers between Level 1, 2, or 3 during the year.

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following:

Furniture and equipment	$ 1,145,555
Leasehold improvements	173,584
	1,319,139
Accumulated depreciation and amortization	(947,280)
	$ 371,859

6. Receivable from Clearing Broker

The receivable from clearing broker, net consists of the following:

Unrestricted receivable from clearing broker	$	5,814,807
Required deposits with clearing broker		100,000
	$	5,914,807

7. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital to the greater of either $100,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2020, the Company had net capital, as defined, of $4,934,256 which exceeded its required net capital of $710,210 by $4,224,046. At December 31, 2020, the Company had aggregate indebtedness of $10,653,151. The ratio of aggregate indebtedness to net capital was 2.16 to 1.

8. Commitments and Contingencies

Litigation and Regulatory Matters
From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. There are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on its cash flow, results of operations or financial position.

9. Right of Use Asset and Lease Liability

In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. On January 1, 2019, the Company adopted the new standard under a modified retrospective approach and elected to apply an available practical expedient allowing the carry-over of historical lease determination and lease classification conclusions.

As of June 1, 2015, the Company entered into a lease for its office premises that expires on July 31, 2022, and provides for a renewal option for one five-year term. The Company paid $23,880 as a security deposit, which is included in other assets.

The Company is obligated under three non-cancelable motor vehicle lease agreements which expire May 2021, February 2022 and September 2022, respectively.

In accordance with the guidance, the Company has an increase on its statement of financial condition as of December 31, 2020 for the right of use asset of $352,879, offset by a lease liability of $374,704. The present value of the existing operating leases was determined by using the incremental collateralized borrowing rate at January 1, 2019 of 6.0%.

Maturities of the lease liabilities are as follows:

Year Ending December 31		
2021	$	318,166
2022		163,448
Subtotal		481,614
Less: imputed interest		(106,910)
Total	$	374,704

10. 401(k) Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees and provides for participants to defer salary up to maximum statutory limitations. The Company does not match employee deferrals.

11. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers and, therefore, there are no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company, as a part of its normal trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company transacts its business with customers located throughout the United States.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash deposits at a bank. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2020 the bank balance exceeds the FDIC limit by $10,289,766.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits at a clearing firm. The accounts at the clearing firm contain cash and securities. Balances are insured up to $500,000, with a limit of $250,000 for cash, by the Securities Investor Protection Corporation ("SIPC"). The clearing firm provides additional protection on terms similar to SIPC for account net equity in excess of $500,000 through a commercial insurer.

The novel coronavirus ("COVID-19"), a global pandemic, continues to substantially impact the global economy, including significant volatility in the financial markets. The COVID-19 pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as of the ultimate material adverse impact of COVID-19. Although the

Company cannot estimate the length or gravity of the impact of the COVID-19 outbreak at this time, if the pandemic continues, it may have an adverse effect on the Company's results of future operations and financial position.

12. Related Party Transactions

The Company has entered into an agreement with Belle Haven Aggressive Muni, LP (the "Partnership"), an affiliated entity, to provide certain investment management services to the Partnership. In exchange for services provided, the Company receives a quarterly management fee from the Partnership equal to approximately 1.25% annually of its capital account, payable quarterly. At December 31, 2020, $53,136 was included in management fees receivable in the Statement of Financial Condition.

The Company provided working capital advances to a minority partner, Belle Haven Capital Management, Inc., during 2019. At December 31, 2020, $529,926 was due to the Company from this partner and is included in other assets on the Statement of Financial Condition.

In February 2020, Belle Haven Capital Management, Inc. settled a derivative claim with a former shareholder of Belle Haven Capital Management, Inc. where Belle Haven Investments, LP accepted joint and several liability although they were not part of the claim. In connection with this settlement, during 2020, the Company recognized settlement expense as well as approximately $910,000 of partners' drawing to Belle Haven Capital Management, Inc. Four remaining payments of one million each, will be paid by the Company in 2021, and have been included in accrued expenses and other liabilities in the statement of financial condition at December 31, 2020.

13. Subsequent Events

Management of the Company has evaluated events and transaction that have occurred since December 31, 2020, through the date of this report and determined that there are no material events that would require disclosures in the Company's financial statement.

mazars

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Partners of
Belle Haven Investments, L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Belle Haven Investments, L.P., (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2000.

New York, NY
March 2, 2021

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The Company's Statement of Financial Condition as of December 31, 2020 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

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